JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 9, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 33-103022; 811-21295 –
Post-Effective Amendment No. 289

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to me on Friday, September 27, 2013 with respect to Class R6 Shares of the JPMorgan Floating Rate Income Fund (the “Fund”). The Trust’s responses to your comments are set forth below. Please note that the purpose of the registration statement was to add a new share class to the Fund rather than to update the Fund’s current prospectus for its other share classes. As a result, except as indicated below, we will incorporate the changes referenced below into the annual update to the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on or around December 27, 2013 pursuant to the Rule.

Fee Table

1.	Comment: Footnote 2 to the Fee Table states that the Fund’s adviser, administrator and distributor (the “Service Providers”) have agreed to waive and/or reimburse expenses in certain instances. The disclosure indicates that the expense limitation agreement will remain in effect until January 1, 2014. Please revise the footnote to indicate that the expense limitation agreement will remain in effect for at least one year.

Response:  The disclosure will be revised to reflect that the expense limitation agreement will remain in effect until January 1, 2015. The disclosure will be included in a filing made pursuant to Rule 485(b), which will become automatically effective on or around October 14, 2013 pursuant to the Rule.

Main Investment Strategies

2.	Comment: Please identify whether the Fund employs any maturity or dollar weighted average maturity strategy as a principal strategy of the Fund.

Response:  The Fund is not required to buy securities of a specific maturity or maintain a specific dollar weighted average maturity.

3.	Comment: The prospectus discloses that the Fund may invest in common stock as part of its principal strategy. Please confirm that this type of investment is used as part of the Fund’s principal investment strategy.

Response:  The Fund may invest in common stock as part of its principal investment strategy. In addition to direct investments in common stock, the Fund, due to the nature of its high yield investments, may receive common stock as the result of bankruptcy and corporate reorganizations.

4.	Comment: The Prospectus discloses that the Fund invests in derivatives. Please explain whether derivatives are floating rate instruments for purposes of the Fund’s 80% policy.

Response:  Derivatives are not considered “floating rate instruments” for purposes of the Fund’s 80% policy of investing in floating rate instruments.

5.	Comment: The prospectus discloses that the Fund may invest in credit default swaps. Please disclose whether the Fund sells credit default swaps.

Response:  The Fund may buy and sell credit default swaps as part of its principal investment strategy. In the Risk/Return summary, the reference to investing in swaps including credit default swaps will be revised to provide that the Fund may “use swaps structured as credit default swaps related to individual Loans or securities or indexes of Loans or securities to gain or limit exposure to Loans and other securities, to mitigate risk exposure and to manage cash flow needs.” In addition, the Fund will add disclosure to the “More About the Fund” section indicating that “[t]he Fund may be both a buyer and seller of credit default swaps.” The updated disclosure will be added to the annual update to the Fund’s registration statement which is expected to become effective on or around December 27, 2013.

6.	Comment: Please confirm in correspondence whether the Fund covers the notional amount when it is a seller of credit default swaps.

Response:  The Fund has implemented compliance procedures that are reasonably designed to address the senior security issues referenced in Investment Company Act Release No. 10666 and its progeny (“Release 10666”). As required by Release 10666, the Fund segregates or earmarks liquid assets to cover its derivative positions. When the Fund is a seller of a credit default swap, the Fund covers the notional amount of the credit default swap.

Main Risks

7.	Comment: The prospectus discloses that the Fund may invest in distressed debt securities as part of the Fund’s principal investment strategy. Please disclose any unique risks posed by distressed debt in the Risk/Return Summary.

Response:  We believe the principal risks of the Fund including risks associated with distressed debt securities are already disclosed under “High Yield Securities and Loan Risk” in the Fund’s Risk/Return Summary.

8.	Comment: Please revise the “Derivatives Risk” to be specific to the types of derivatives used by the Fund as required by the guidance provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”).

Response:  We believe that the disclosure appropriately identifies the main risks associated with the Fund’s use of derivatives and complies with the requirements of the Derivatives Letter and Form N-1A.

Past Performance

9.	Comment: In the introductory paragraph to the bar charts and average annual total return (“AART”) tables, please delete the following sentences as they do not conform to Form N-1A:

“The table compares the performance to the Credit Suisse Leveraged Loan Index, the Barclays U.S. Aggregate Index and the Lipper Loan Participation Funds Index, an index based on the total returns of certain mutual funds within the Fund’s designated category as determined by Lipper. Unlike the other indexes, the Lipper index includes the expenses of the mutual funds included in the index.”

Response:  We believe the disclosure is important to shareholder understanding of the index returns and consistent with Form N-1A. Identifying the benchmarks and providing information about how the calculation of the Lipper index differs from the other benchmarks is important to avoid shareholder confusion about the index returns included in the table. Whether or not mutual fund expenses are included in an index is an important factor in any performance comparison. Absent such disclosure, we are concerned that the performance comparison would be inaccurate and that shareholders might assume that the Lipper index is calculated in the same way as broad-based securities indexes. In addition, we also note that, pursuant to Instruction 2(b) to Item 4(b)(2), disclosure concerning supplemental benchmarks in the narrative is required and therefore, removing the disclosure would not comply with Form N-1A.

Statement of Additional Information (“SAI”)

10.	Comment: The SAI discloses that shareholders will be provided with written notice at least 60 days prior to a change in the Fund’s 80% policy. Please also include this disclosure in the Item 9 disclosure in the prospectus.

Response:  The disclosure is already included in the “More About the Fund” section of the prospectus and provides as follows: “The Fund will provide shareholders with at least 60 days notice of a change in the policy to invest at least 80% of its Assets in floating rate instruments.”

11.	Comment: The SAI includes the following fundamental investment policy: “The Fund may not purchase any security which would cause the Fund to concentrate its investments in the securities of issuers primarily engaged in any particular industry or group of industries except as permitted by the SEC. This restriction does not apply to investments in securities issued or guaranteed by the U.S. government, any state or territory of the U.S., its agencies, instrumentalities, or political subdivisions, or repurchase agreements secured thereby, and futures and options transactions issued or guaranteed by any of the foregoing.” Please explain why the investments identified in the second sentence are excluded from the Fund’s concentration policy.

Response:  Consistent with prior SEC staff guidance, the investments identified in the second sentence are not included in the concentration policy required by Section 8(b)(1) of the Investment Company Act of 1940 (the “1940 Act”) as they relate to government securities which, in the Fund’s view, do not constitute an “industry” for purposes of Section 8(b)(1). (See “Guide 19. Concentration of Investments in Particular Industries” to former Form N-1A (“Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”); see also BlackRock Multi-Sector Income Trust, SEC No-action Letter (July 8, 2013) (acknowledging in footnote 4 that some funds exclude securities issued by governments or political subdivisions from their concentration policies and stating that nothing in the SEC staff response letter “is intended to preclude a fund from excluding these securities from its concentration policy on the basis that these issuers are not members of any industry or group of industries”).

In connection with your review of Post-Effective Amendment No. 289 filed by the Trust on August 15, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/  Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

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